

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 4, 2008

Mr. Hatem El Khalidi
President and CEO
Arabian American Development Company
10830 North Central Expressway
Suite 175
Dallas, TX 75231

  Re: Arabian American Development Company
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 14, 2008
     File No. 1-33926

Dear Mr. El Khalidi:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Chris White
       Branch Chief